FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             /_/ Check this box if no longer subject to Section 16.
                   Form 4 or Form 5 obligations may continue.
                              See Instruction 1(b).


1.   Name and Address of Reporting Person*:    Varsavsky     Martin
                                               ------------------------------
                                               (LAST)        (FIRST)   (MIDDLE)

                                         Jazz Telecom, S.A.
                                         Paseo de la Castellana 60
                                    -------------------------------------------
                                                     (STREET)

                                      Madrid,       Spain               28046
                                    ------------------------------------------
                                        (CITY)        (STATE)           (ZIP)


2.   Issuer Name and Ticker or Trading Symbol:

          Viatel, Inc.             VYTL

3.   IRS or Social Security Number of Reporting Person  (Voluntary):

4.   Statement for Month/Year:

         October 1998

5.   If Amendment, Date of Original:
      (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

_____  Director

_____  Officer (give title below)

__X__  10% Owner

_____  Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

__X_  Form filed by One Reporting Person

____  Form filed by More than One Reporting Person




 Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1.   Title of Security                     2. Trans-   3. Trans-  4.  Securities Acquired   5. Amount of  6. Owner-      7. Nature
     (Instr. 3)                               action      action      (A) or Disposed of    Securities    ship           of Indirect
                                              Date        Code        (D)                   Beneficially  Form:          Beneficial
                                                                      (Instr. 3, 4 and 5)   Owned at      Direct         Ownership
                                                                                            End of        (D) or
                                                                                            Month         Indirect
                                                                                            (Instr. 3     (I)
                                                                                            and 4)        (Instr. 4)     (Instr. 4)

------------------------------------------------------------------------------------------------------------------------------------
                                           (Month/
                                           Day/       Code   V    Amount    (A)     Price
                                           Year)                           or (D)
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/1/97    S      -    25,000   D        6.625                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/8/97    S      -    10,000   D        6.25                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/9/97    S      -     5,000   D        6.25                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/15/97   S      -     5,000   D        5.8125                D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/17/97   S      -    10,000   D        5.875                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/19/97   S      -    27,500   D        5.875                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/22/97   S      -     5,000   D        5.875                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      12/29/97   S      -     8,500   D        5.625                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       1/8/98    S      -    97,500   D        6.1875                D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       1/8/98    S      -    10,000   D        6.25                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       1/13/98   S      -     5,000   D        6.625                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/3/98    S      -    75,000   D       12.0625                D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/6/98    S      -    25,000   D       13.0625                D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/6/98    S      -    75,000   D       13.125                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/6/98    S      -     5,000   D       13.25                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/13/98   S      -    10,000   D       11.625                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/14/98   S      -    15,000   D       11.125                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/20/98   S      -    25,000   D       10.875                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/20/98   S      -    70,000   D       11.00                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       4/21/98   S      -    80,000   D       11.00                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       5/11/98   S      -     5,000   D        9.50                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       5/14/98   S      -    15,000   D        8.25                  D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share       5/14/98   S      -    10,000   D        8.375                 D
------------------------------------------ ---------- ------ ---- -------- ------- -------- ------------- -------------- -----------
Common Share, $.01 par value per share      10/2/98   J(FN1)  -    80,000   D       See FN1  5,369,666     D
------------------------------------------------------------------------------------------------------------------------------------

FN1: These shares were transferred by the Reporting Person to certain executives of the Company. No consideration was paid to the Reporting Person for these shares.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security:


3.   Transaction Date:
      (Month/Day/Year)


4.   Transaction Code:
      (Instr. 8)
      Code                 V


5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

       (A)                 (D)


6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date



7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

      Title                Amount or Number of Shares



8.   Price of Derivative Security:
      (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Month:
      (Instr. 4)


10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)


11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)







** Intentional misstatements or omissions     /s/ Martin Varsavsky
   of facts constitute Federal Criminal       ---------------------------
   Violations. See 18 U.S.C. 1001 and         ** Signature of Reporting Person
   15 U.S.C. 78ff(a).

                                              Date: 11/9/98

Note: File three copies of the Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.